EXHIBIT (a)(2)(i)

August 11, 2004

To: Holders of 99 or less Class A common shares of HICKOK stock,

Enclosed is an offer from Hickok to purchase shares of our Company that our records indicate you own. The offer gives you the opportunity to consider tendering your shares back to the Company in accordance with its provisions. It is an opportunity for you to liquidate your investment in the Company at a higher price than recent market prices for our stock. In addition, if you were to try to sell your Hickok shares on the open market through a broker you would probably be charged additional expenses. Tendering your shares may also help the Company reduce costs and eliminate other distractions to our employees that make survival of a small company such as ours more difficult today.

Many of our small shareholders are people that were at one time associated with the company as employees or their heirs. If you tender your shares it may help the Company as explained in the offer. We are, however, concerned that enough time may have elapsed since your shares were issued that finding the share certificates may be difficult. The number of shares our records indicate you own is printed on the blue Letter of Transmittal. You may have at least two certificates because of a stock dividend that the Company issued in 1995. If your package does not include the blue Letter of Transmittal our records indicate you are not eligible to participate but we have included a copy of the letter as Appendix A of the Offer to Purchase.

If you can not find any or all the certificates you own we have made provisions to make it possible for you to tender your shares without the certificates. In order to do so, you must call us so we can send the appropriate paperwork to you and explain what needs to be done. Hickok has a toll free number, 1-800-342-5080. Please call and ask for The Shareholder Offer Desk. If you call, a current Hickok employee that knows what to do and is sincerely interested in helping will answer the phone.

Again, we hope you that you will consider the offer. If you have any questions about this offer you are welcome to call us at the toll free number and one of Hickok's employees will address your questions.

Sincerely,

/s/ Janet (Hickok) Slade Chairman of the Board	/s/ Robert L Bauman President and CEO